Exhibit 99.01

Reconciliation of EBITDA to Net Loss

	For the Three Months Ended September 30, 2003 (unaudited)	For the Three Months Ended December 31, 2003 (unaudited)
Net loss
	$(373,000)	$(546,000)

Interest expense	177,000	224,000
Income tax benefit	(52,000)	--
Depreciation and amortization	306,000	303,000
Other non-operating expense	--	33,000

EBITDA	$ 58,000	$ 14,000

EBITDA is a non-US GAAP financial measure. A definition of EBITDA as used by us, and an explanation for our use of EBITDA, may be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations.